August 19, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F. Street, N.E.
Washington, D.C. 20549

Re: Accretion Acquisition Corp. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

Our client Accretion Acquisition Corp. (the “Company”) is in receipt of the comment letter dated July 19, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Draft Registration Statement (the “DRS”). In connection therewith, the Company has publicly filed via EDGAR both the DRS and a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Capitalization, page 49

1.	We note that you are offering 15,000,000 common shares as part of your initial public offering of units, but only show 14,102,374 common shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 15,000,000 common shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

If the Company is unable to consummate an initial business combination within 18 months of the closing of its initial public offering, the amended and restated certificate of incorporation of the Company that will be effective upon completion of the offering (the “Certificate of Incorporation”) provides that the Company will be required to (i) cease all operations except for the purpose of winding up, (ii) redeem all of its 15,000,000 shares of common stock held by the public at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including the interest earned and not previously released to the Company to pay its taxes and less up to $100,000 of such interest to pay dissolution expenses, divided by the number of then outstanding public shares and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the Company’s board of directors in accordance with applicable law, dissolve and liquidate.

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
August 19, 2021

ASC 480, “Distinguishing Liabilities from Equity” provides that ordinary liquidation events which involve the redemption and liquidation of all of an entity’s equity instruments, such as would occur as described above if the Company fails to complete an initial business combination, are excluded from the provisions of ASC 480. As described above, all 15,000,000 shares of the Company’s common stock would be redeemable upon this liquidation event.

Alternatively, upon the consummation of the Company’s initial business combination, the public stockholders would have the right to redeem their shares for a pro rata amount of the proceeds held in the trust account (adjusted as described above) in accordance with the tender offer/stockholder approval provisions of the Certificate of Incorporation. Although the Company does not specify a maximum redemption threshold expressly, the Certificate of Incorporation provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001. If redemptions would result in the net tangible assets falling below that threshold, the Company would not proceed with the redemption or the related initial business combination, and instead would search for an alternate initial business combination.

Stated differently, with respect to a redemption in connection with a business combination, the Company will allow for a variable number of shares to be redeemed so long as its stockholders’ equity remains at least $5,000,001. In accordance with the guidance of ASC 480, the number of shares that can be redeemed at the option of the holder is classified outside of permanent equity.

Furthermore, the accounting for the Company’s issuance of public shares follows the guidance prescribed in Rule 5-02(27) of Regulation S-X. Rule 5.02(27) requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all equity securities, do not result in a security being classified outside of permanent equity.

Based on the foregoing, only those public shares which, if redeemed for a pro rata portion of the trust account, would not cause Company to have net tangible assets of less than $5,000,001 are classified outside of permanent equity as these shares and their related obligation represent the extent these public shares can be redeemed and the business continue in existence.

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
August 19, 2021

If you have any questions or comments concerning this letter or require any additional information, please do not hesitate to call the undersigned at (303) 332-1605 or Sam Seiberling at (303) 892-7492.

Very truly yours,

John A. Elofson
for
DAVIS GRAHAM & STUBBS LLP

Cc:	Brad Morse, Accretion Acquisition Corp. Sam Niebrugge, Davis Graham & Stubbs LLP Sam Seiberling, Davis Graham & Stubbs LLP

Mayur Gadhia, Cloud Act

David Grossman, Marcum LLP